

August 14, 2017

Via E-mail
Mitchell Sabshon
Chief Executive Officer and Chairman
InPoint Commercial Real Estate Income, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **InPoint Commercial Real Estate Income, Inc.**
> **Form 10-12G**
> **Filed May 2, 2017**
> **File No. 000-55782**

Dear Mr. Sabshon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Rosemarie Thurston
        Alston & Bird LLP
        Via E-mail